Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

04045304



28 September 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

PROCESSED
OCT 0 5 2004
THOMSON
FINANCIAL

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

        Brambles Industries plc

2)   Name of shareholder having a major interest

        Franklin Resources, Inc. and its affiliates

3)   Please state whether notification indicates that it is in respect of
        holding of the shareholder named in 2 above or in respect of a
        non-beneficial interest or in the case of an individual holder if it is a
        holding of that person's spouse or children under the age of 18

        On behalf of clients of Franklin Resources, Inc. and its affiliates

4)   Name of the registered holder(s) and, if more than one holder, the
        number of shares held by each of them

        See list below

5)   Number of shares/amount of stock acquired

        N/A

6)   Percentage of issued class (any treasury shares held by company should not
        be taken into account when calculating percentage)

        N/A

7)   Number of shares/amount of stock disposed

        Not disclosed

8)   Percentage of issued class (any treasury shares held by company should not
be taken
        into account when calculating percentage)

        Not disclosed

9)   Class of security

        Ordinary shares of 5p each

10)   Date of transaction

        Not advised

11)   Date company informed

        24 September 2004

12)   Total holding following this notification

        57,029,397

13)   Total percentage holding of issued class following this notification (any
treasury shares

held by company should not be taken into account when calculating percentage)

7.88%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 24 September 2004

Details of Registered Holders

Bank of New York, London	2,683,300
Chase Nominees Ltd	28,510,498
Citibank Nominees Ltd.	949,123
Clydesdale Bank PLC, Glasgow	1,976,856
HSBC London	961,760
Mellon Bank NA	5,401,270
Northern Trust Company	3,088,690
Royal Trust Corp of Canada, London	2,254,440
State Street Nominees Limited	11,203,460
Total	57,029,397